

Jim Wood · 3rd

CTO at Rake LLC

Castle Rock, Colorado, United States · Contact info

500+ connections

Rake LLC

Metropolitan State University of Denver

Experience

CTO
Rake LLC · Full-time
Apr 2021 – Present · 10 mos

Chief Technologist
EZLinks Golf LLC
Jun 1999 – Jan 2021 · 21 yrs 8 mos

Sr. Staff Engineer
Intervoice
Aug 1998 – Jun 1999 · 11 mos

Intervoice purchased Integrated Telephony Products including our flagship Enhanced Services Platform (ESP). This product was rebranded as the IN*Control Phone Switch product using Intervoice hardware.

Software Architect
Integrated Telephony Products
Mar 1995 – Jul 1998 · 3 yrs 5 mos

Produced world class distributed computerized telephone switching equipment. Won the acclaimed Computer Telephony Magazine's International "Product of the Year" two years in a row. Architect and designer of the first international call-through bonding switch for inexpensive seamless long distance in remote countries. Switch services included: ...see more

Sr. Engineer
ConferTech International
Aug 1992 – Mar 1995 · 2 yrs 8 mos

Worked in business development and designed data and audio teleconferencing software. Designed the first commercial T.120 multi-transport data network bridge and worked closely with Microsoft, Intel and Databeam to integrate with Microsoft Netmeeting, Intel Proshare and Databeam Farsite.

Show 3 more experiences

Education

Metropolitan State University of Denver
1992 – 1994

Trinity College and University
BS, Computer Information Technology
1994 – 1995

CCAF
Computer Science
1987 – 1990